Monarch Financial Holdings, Inc.

1101 Executive Blvd.

Chesapeake, VA 23320

November 25, 2009

William Friar	For Use of the
Senior Financial Analyst Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549	Commission Only

Re:	Monarch Financial Holdings, Inc.

Registration Statement on Form S-1

Filed October 14, 2009

File Number 333-162473

Dear Mr. Friar:

Monarch Financial Holdings, Inc. (the “Company,” “we,” “our” or “us”) has received your letter dated November 24, 2009 containing comments on the Company’s above referenced Registration Statement on Form S-1, filed by the Company with the Securities and Exchange Commission (the “Commission”) on October 14, 2009 (the “Original Form S-1”), as amended by Amendment No. 1 to the Form S-1 filed by the Company with the Commission on November 18, 2009 (the Original Form S-1, as amended, the “Form S-1”). This letter on behalf of the Company responds to each of the comments set forth in your letter. We have today filed Amendment No. 2 to the Form S-1 (the “Amendment”) with the Commission.

In addition to the electronic filings, we are delivering a hard copy of this letter, along with a courtesy copy of the Amendment marked to indicate changes from the version filed on November 18, 2009.

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Registration Statement on Form S-1

The Company, page 4

1.

We note the new third paragraph at this heading. We understand from telephone conversations with your counsel that the reason for the income growth of Monarch Mortgage in 2008 and 2009 was management’s decision to pursue this business through increased staffing. If our understanding is correct, please briefly indicate this, noting changes in staffing levels, and provide appropriate information in the body of the text. We also note that in the last sentence of the first paragraph on page 43, you state that you expect mortgage banking operations to continue at its current pace, which we take to mean that you do not expect mortgage banking operations, growth and income to expand as it has in the recent past. If our interpretation is correct, please disclose this in the summary.

Response:

We have added disclosure regarding the increase in the size of the mortgage banking team that occurred in May, 2007. We have added disclosure in the Summary that is consistent with the referenced last sentence of the first paragraph on page 43.

2.	Disclose here, and in the body of the text, to whom you sell your loans. In the body of the text discuss any material uncertainties or risks to you associated with the purchasers of loans that you originate. If not, please advise us supplementally.

Response:

We have added disclosure identifying the types of entities that purchase mortgage loans we originate. Our program centers on locating and selling mortgage loans to a wide variety of top tier, credible purchasers. We do not believe there are any specific material uncertainties or risks associated with our lineup of purchasers, but we have added disclosure addressing this possibility.

3.	In the body of the text, and here as warranted, describe the terms on which these loans are made and whether they are considered prime, subprime or other.

Response:

We have added disclosure that clarifies that we are in the business of originating prime loans. We do not originate subprime loans.

4.	We note that you have deleted compound growth information pursuant to our prior comment number 2. It appears to us that the information in the bullet points, while accurate, is more aggressive than what we traditionally see. While we traditionally see information similar to that in the first three bullets in the summary, the next four, while very attractive from the company’s perspective, do not appear to be key to an understanding of your company’s business model. We also note that you already provide summary financial information on page 11 as part of the forepart, and that portions of this information are:

•	duplicative, such as that beginning in the first paragraph on page 5,

•	promotional, such as the last bullet,

•

different from the usually generally accepted, key financial indicators used. For example, you include “pre-tax pre-provisions income,” “net income before taxes and minority interest” and “net income before taxes and noncontrolling interest,” and

•	information is not provided for consistent periods.

Please consider deleting or revising this information.

Response:

We have removed the last four bullets and the entire next paragraph in response to this comment.

5.	We note the last paragraph that you provide figures for net income “before taxes and minority interest.” It appears to us that you should use the more typically understood figure, “net income available to common shareholders,” in this section. In this connection, in order to promote clarity, please consider presenting the figures in this paragraph in tabular format rather than textually.

Response:

We have amended the filing to include this information in a tabular format. As you discussed with our counsel, we believe the “before taxes and minority interest” line items are consistent with the segment disclosure contained in footnote 21 of our financial statements and are therefore appropriate.

Our Market Area, page 6

6.	We note that your primary market area is South Hampton Roads, a part of the Greater Hampton Roads area. We also note that you provide statistical information for the Greater Hampton Roads area. If there is a material difference between South Hampton Roads and Greater Hampton Roads, please provide quantification for South Hampton Roads. Also, if material to understanding your business or growth, please consider quantifying change in home sales and other major economic indicators for South Hampton Roads that are materially different from the Greater Hampton Roads area. We note the extraordinary growth of Virginia Beach and the Outer Banks in past years. If this has materially impacted your results, please discuss in the body of the text on page 71.

Response:

Although South Hampton Roads is our primary market area, we have depositors and clients throughout Greater Hampton Roads. We have added disclosure explaining that we believe the economic indicators for Greater Hampton Roads as a whole are consistent with those in South Hampton Roads, including turnover in housing inventory. The level of our mortgage business in the Outer Banks is immaterial to our operations.

Risk Factors, page 13

7.	Please consider including a risk factor to address the current, historically low interest rate environment and the typical consequences of rising rates on debt securities. More specifically, if true, state that one would anticipate an inverse relationship between the price of these securities and changes in interest rates, absent conversion value.

Response:

We have added a risk factor addressing this issue.

Dividend Policy, page 28

8.	Please disclose, in language that an average investor would understand, what is meant by “undivided profits.”

Response:

We have clarified the meaning of “undivided profits” as requested.

Description of the Series B Preferred Stock, page 88

9.	Please clarify in the filing that the last sentence of the third paragraph on page 98 represents the opinion of the law firm Williams Mullen.

Response:

We have made this clarification.

Exhibit 5.1

10.	Please provide a revised opinion to indicate at the third paragraph the board’s approval of amended articles of incorporation and filing of these with the State of Virginia. Please also revise the first paragraph on page 98 to indicate that the revised articles of incorporation are included in this registration statement as an exhibit item.

Response:

We have filed a revised legal opinion as an exhibit to Amendment No. 2. This opinion does not assume board approval of the amendment to our articles of incorporation. We also revised the first paragraph on page 98 to indicate the amendment to the articles of incorporation have been included in the registration statement as an exhibit item.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (757) 389-5112.

Thank you for your assistance in this matter.

Yours truly,

/s/ Brad E. Schwartz
Brad E. Schwartz Executive Vice President and Chief Operating and Financial Officer